UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9393
INTERSTATE GENERAL COMPANY, LP
(Exact name of registrant as specified in its charter)
105 West Washington Street - Suite 4 P. O. Box 1280 Middleburg, Virginia 20118 (540) 687-3177
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Class A Units
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i) X Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii) Rule 15d-6
Approximate number of holders of record as of the certification or notice date: ____139_____________

Pursuant to the requirements of the Securities Exchange Act of 1934, Interstate General Company, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2005 By: /s/ Mark Augenblick, President